March 7, 2024

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Emily Rowland, Division of Investment Management

Re: VanEck ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Rowland:

We are in receipt of your telephonic comments regarding the registration statement on Form N-1A (the "Registration Statement") for the Trust with respect to VanEck Natural Resources ETF (the "Fund"), a series of the Trust, filed with the Securities and Exchange Commission (the "SEC") on December 27, 2023. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund's Registration Statement in response to the Staff of the SEC's (the "Staff") comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL

Comment 1.
Please respond to all comments in a letter filed as a correspondence on EDGAR and email a courtesy copy of the letter to the Staff examiner. Please remove all brackets and fill in all outstanding information prior to the 485(b) filing with SEC. The Staff notes that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Please note that where a comment is made in one section of the Prospectus, such comment is applicable to similar disclosures appearing elsewhere in the Prospectus.

Response 1.	We respectfully acknowledge your comment.

PROSPECTUS

Comment 2.	Please provide the fee table and expense example information prior to the effectiveness of the Fund's registration statement.

Response 2.
The “Fund Fees and Expenses” table and expense example information for the Fund are attached hereto as Exhibit A. We note that, effective March 15, 2024, the Fund’s unitary management fee will be 0.40% as reflected in Exhibit A.

Comment 3.
Please consider disclosing, if applicable, any portfolio turnover due to the change from the Fund’s existing index to the MarketVector Global Natural Resources Index (the “Index”), including adverse tax consequences to shareholders and appropriate risk disclosure.
Additionally, in the Statement of Additional Information (“SAI”), pursuant to Item 16(e) of Form N-1A, please add disclosure regarding the anticipated variation in the Fund’s turnover rate due to the change in benchmark index, if applicable.

Response 3.	The disclosure has been revised accordingly.

Comment 4.
Please consider revising the Fund’s 80% test so that the Fund invests at least 80% of its assets in the type of investment suggested by its name.

Please define the term “natural resources” in such a way that it's not overly broad, or inclusive of other industries and supplementally explain how it complies with the current Rule 35d-1 (the “Names Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”) in light of the revenue tests included in the Index rule book.

Response 4.
We respectfully acknowledge your comment; however, we believe the Fund currently complies with the Names Rule. The Fund's Index is currently comprised of Natural Resources Companies (as defined in the Prospectus). As such, given that the Fund normally invests at least 80% of its assets in securities that comprise the benchmark index, the Fund will normally invest at least 80% of its total assets in the type of investment suggested by its name.

We note that Section 35(d) of the 1940 Act and the Names Rule do not provide a standard for defining a company as a member of an industry or sector used in a fund’s name. Rather, as noted in Footnote 43 to the adopting release of Rule 35d-1 (the “Adopting Release”), “an investment company may use any reasonable definition of the terms used in its name.” We respectfully believe that the current definition of the term "Natural Resources Companies" is reasonable and reflects the type of investment suggested by the Fund's name.

In addition, we note that while a company must generate at least 50% of its revenue from natural resources activities for initial inclusion in the Index, MarketVector™ Indexes GmbH (the “Index Provider”) employs a buffer rule to reduce potential portfolio turnover such that a current Index constituent will remain in the Index if it generate at least 25% of its revenue from natural resources activities.

We note that none of Section 35(d) of the 1940 Act, Rule 35d-1, the Adopting Release, nor the Division of Investment Management’s Frequently Asked Questions about Rule 35d-1 (the “FAQ”) requires a fund to invest in securities of a company that has at least 50% of its assets in or derives at least 50% of its revenues from a particular industry suggested by the fund’s name. In addition, the FAQ generally suggests that, for purposes of satisfying a fund’s 80% policy adopted in compliance with the Names Rule, a fund is allowed to invest in securities that would provide the fund with exposure to the economic fortunes and risks of the types of investments suggested by the Fund’s name. Since none of Section 35(d) of the 1940 Act, the Names Rule, the Adopting Release, nor the FAQ sets a formal threshold for measuring this exposure, we and the Index Provider believe the 25% threshold is appropriate for current Index constituents.

Comment 5.
We note that the description of the various sub-themes that comprise natural resources is overly broad through the use of terminology such as “involved in.” Please consider revising the disclosure to be more tailored.

Response 5.	The disclosure has been revised accordingly.

Comment 6.	Please consider moving up the description of the Index’s market capitalization and rebalance frequency to the Principal Investment Strategies section of the Prospectus.

Response 6.	The disclosure has been revised accordingly.

Comment 7.
In light of the global nature of the Index, please consider whether the following disclosure would be appropriate for inclusions in item 4 and item 9:
•That the Fund invests in foreign securities;
•That the Fund’s investments may be denominated in foreign currencies; and
•That the Fund may invest in depositary receipts.

Response 7.	The disclosure has been revised accordingly.

Comment 8.	Please evaluate the appropriateness of the Small and Medium Capitalization Companies risk factor and whether it should be excluded in light of the composition of the Index.

Response 8.	The disclosure has been revised accordingly.

Comment 9.	In the risk disclosure entitled Index-Related Concentration Risk, please replace the use of “sector” or “sectors” with “industry” or “group of industries.”

Response 9.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 10.	With respect to the “Additional Information About the Fund’s Investment Strategies and Risks” section, according to Form N-1A, the disclosure provided pursuant to Items 4(a) and 4(b) should be a summary of the disclosure provided pursuant to Items 9(b) and 9(c). Please accordingly describe the Fund’s principal investment strategies and principal risks in the disclosure pursuant to Items 9(b) and 9(c) that were summarized in the disclosure pursuant Items 4(a) and 4(b) to follow the layered disclosure regime contemplated by form N-1A.

Response 10.	We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate.

Comment 11.	The “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Investment Strategies” section states that the Fund may invest in other ETFs. If the acquired fund fees and expenses resulting from such investments exceed one basis point (0.01%) of the Fund’s total annual fund operating expenses, please include an “Acquired Fund Fees and Expenses” line item in the Fund’s “Fund Fees and Expenses” table.

Response 11.	We hereby confirm that the Fund’s acquired fund fees and expenses do not exceed more than one basis point (0.01%) of Total Annual Fund Operating Expenses, and as such the Fund’s investments in other funds do not warrant an acquired fund fees and expenses line item.

Comment 12.	The “Additional Information About the Fund’s Investment Strategies and Risks—Additional Non-Principal Risks” section includes disclosure about the Fund’s investments in derivatives. Please note whether the Fund will qualify as a “limited derivatives user” under Rule 18f-4, and tailor the disclosure accordingly.

Response 12.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with the requirements of Form N-1A.

Comment 13.	Please confirm that the Fund and its affiliates, including the Adviser, are not and will not be in possession of, or have access to, any non-public information regarding the index methodology and screening criteria of the Index, and will not have any ongoing involvement in the Index and its methodology and screening criteria.

Response 13.	We confirm that the Fund and its affiliates, including the Adviser, are not and will not be in possession of, or have access to, any non-public information regarding the index methodology and screening criteria of the Index, and will not have any ongoing involvement in the Index and its methodology and screening criteria.

Comment 14.	Under the description of the index in the “MarketVector Global Natural Resources Index” section, please expand on the definition of “natural resources”.

Response 14.	The disclosure has been revised accordingly.

Comment 15.	The disclosure states that the “Natural Resources Index is reconstituted semi-annually and rebalanced quarterly. MarketVector may delay or change a scheduled rebalancing or reconstitution of the Natural Resources Index or the implementation of certain rules at its sole discretion.” Please explain supplementally the basis for the Index Provider to have such discretion when implementing a rules-based methodology.

Response 15.	We supplementally note that circumstances like market turmoil or market closures are examples of circumstances when the Index Provider may need to use discretion to delay the rebalancing or reconstitution of the Index.

Comment 16.	Please file as an exhibit the index licensing agreement as an “other material contract” pursuant to Item 28(h) of Form N-1A.

Response 16.	We respectfully acknowledge your comment. The Trust respectfully confirms that it does not believe that the Licensing Agreement between Van Eck Associates Corporation, the Fund’s investment adviser, and the Index Provider, falls within the meaning of “other material contracts” set forth in Form N-1A, Item 28(h). Accordingly, the Trust has not included the Licensing Agreement as an exhibit to the Trust’s Registration Statement.

STATEMENT OF ADDITIONAL INFORMATION
Comment 17.	Please clarify or correct the disclosure regarding the Fund’s diversification status under the heading “General Description of the Trust”.

Response 17.	The disclosure has been revised accordingly.

Comment 18.	Please consider revising the disclosure relating to the adoption of Rule 12d1-4 under the heading “Investment Policies and Restrictions—SEC Regulatory Matters”.

Response 18.	The disclosure has been revised accordingly.

Comment 19.	Under the heading “Investment Policies and Restrictions—Floating rate LIBOR Risk,” please consider updating the disclosure at the bottom of the page regarding the transition away from the London Interbank Offered Rates.

Response 19.	The disclosure has been revised accordingly.

Comment 20.	Investment Restrictions 5 and 9 under the “Investment Policies and Restrictions—Investment Restrictions,” both appear to be dealing with concentration policies; please consider if revisions are appropriate.

Response 20.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

* * * * *
If you have any questions, please feel free to contact Lisa Moss at (212) 293-2280 or me at (212) 293-2018.

Very truly yours,

/s/ Laura I. Martinez
Laura I. Martinez
Vice President
Van Eck Associates Corporation

VanEck Natural Resources ETF

Exhibit A

Fund Fees and Expenses

The following tables describe the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder Fees (fees paid directly from your investment)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.40%
Other Expenses(a)	0.03%
Total Annual Fund Operating Expenses(a)	0.43%
________________________

(a) Van Eck Associates Corporation (the “Adviser”) will pay all expenses of the Fund, except for the fee payment under the investment management agreement, acquired fund fees and expenses, interest expense, offering costs, trading expenses, taxes and extraordinary expenses, until at least May 1, 2025.

Expense Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell or hold all of your Shares at the end of those periods. The example also assumes that your investment has a 5% annual return and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

YEAR	EXPENSES
1	$44
3	$138
5	$241
10	$542